UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

Intercloud Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

458488103
(CUSIP Number)

April 7, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 10 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 458488103	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS 31 Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER 2,006,977 (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER -0- (See Item 4)
	8.	SHARED DISPOSITIVE POWER 2,006,977 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,977 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.751% (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

CUSIP No. 458488103	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Magna Equities I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER 2,006,977 (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER -0- (See Item 4)
	8.	SHARED DISPOSITIVE POWER 2,006,977 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,977 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.751% (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

CUSIP No. 458488103	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Magna Equities II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER 2,006,977 (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER -0- (See Item 4)
	8.	SHARED DISPOSITIVE POWER 2,006,977 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,977 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.751% (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

SCHEDULE 13G

CUSIP No. 458488103	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Joshua Sason
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER 2,006,977 (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER -0- (See Item 4)
	8.	SHARED DISPOSITIVE POWER 2,006,977 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,977 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.751% (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

CUSIP No. 458488103	Page 6 of 10 Pages

Item 1.

(a)	Name of Issuer:

InterCloud Systems, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1030 Broad Street

Suite 102

Shrewsbury, New Jersey 07702

Item 2.

(a)	Name of Person Filing:

This Schedule 13G (this “Schedule 13G”) is being jointly filed by 31 Group, LLC, a New York limited liability Company (“31 Group”), Magna Equities I, LLC, a Delaware limited liability company (“Magna Equities I”), Magna Equities II, LLC, a New York limited liability company (“Magna Equities II”) and Joshua Sason (“Mr. Sason” each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, $0.001 par value, of the Issuer (the “Shares”) owned directly by 31 Group.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is: 5 Hanover Square, New York, New York 10004.

(c)	Citizenship:

Magna Equities I is a Delaware limited liability company.

Magna Equities II is a New York limited liability company.

31 Group, LLC is a New York limited liability company.

Mr. Sason is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

458488103

SCHEDULE 13G

CUSIP No. 458488103	Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

SCHEDULE 13G

CUSIP No. 458488103	Page 8 of 10 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or to direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

31 Group currently holds 2,006,977 Shares. 31 Group also holds warrants (the “Warrants”)to acquire up to an additional 183,870 Shares, which Warrants contain a blocker that prevent the exercise of such Warrants if after such exercise 31 Group would own more than 4.99% of the Shares of the Company (the “Blocker”). As a result of the Blocker and the Shares currently held by 31 Group, no Warrants are currently exercisable. If the Blocker was not in place, as of the date hereof the Reporting Persons would be deemed to beneficially own 2,190,847 Shares (representing 2,006,977 Shares currently held by 31 Group and 183,870 Shares issuable upon exercise of the Warrants). The 2,006,977 Shares reported on this Schedule 13G constitute approximately 9.751% of the Shares outstanding based on 19,435,329 Shares stated to be outstanding by the Company as of April 1, 2015, as disclosed in the Issuer’s the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on April 8, 2015, and an additional 1,146,977 Shares issued by the Issuer to 31 Group on April 7, 2015.

Magna Equities II owns 50% of all membership interests in 31 Group. Mr. Sason owns all membership interest in Magna Equities I and Magna Equities II and acts as the Chief Executive Officer and managing member of 31 Group. Accordingly, Mr. Sason, Magna Equities I and Magna Equities II may be deemed to be a beneficial owner and have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the securities owned directly by Magna Equities I, Magna Equities II, and 31 Group. Sason does not directly own any Shares.

SCHEDULE 13G

CUSIP No. 458488103	Page 9 of 10 Pages

Under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Joshua Sason, Magna Equities I and Magna Equities II may be deemed to beneficially own the Shares owned directly by 31 Group. Each of Joshua Sason, Magna Equities I and Magna Equities II disclaim beneficial ownership of any securities owned by 31 Group.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 458488103	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2015	31 GROUP, LLC

	By:	/s/ Joshua Sason
		Name:	Joshua Sason
		Title:	Chief Executive Officer

MAGNA EQUITIES I, LLC

	By:	/s/ Joshua Sason
		Name:	Joshua Sason
		Title:	Managing Member

MAGNA EQUITIES II, LLC

	By:	/s/ Joshua Sason
		Name:	Joshua Sason
		Title:	Managing Member

/s/ Joshua Sason
JOSHUA SASON

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement by and between 31 Group, LLC, Magna Equities I, LLC, Magna Equities II, LLC, and Joshua Sason.